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Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036, USA Tel: +1 212 626 4100 Fax: +1 212 310 1600 www.bakermckenzie.com
September 12, 2011	Carol B. Stubblefield
Mr. Terence O’Brien Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission Washington, DC 20549	Tel: +1 212 626 4729 Carol.Stubblefield@bakermckenzie.com Via EDGAR

RE:	Xinyuan Real Estate Co. Ltd. - File No. 1-33863

 Form 20-F for the Fiscal Year Ended December 31, 2010

 Filed April 20, 2011

Dear Mr. O’Brien:

On behalf of Xinyuan Real Estate Co. Ltd. (the “Company”), we hereby respectfully request a short extension of the ten business day period for submitting a response to the comment letter of the Staff of the Securities and Exchange Commission dated August 26, 2011 with respect to the Company’s 2010 Form 20-F. Monday, September 12, 2011, is a national holiday in China, the jurisdiction in which the Company’s headquarters and operations are located. The Company expects to be in a position to submit its response by the close of business Wednesday, September 14, 2011.

Very truly yours,

/s/ Carol B. Stubblefield

Carol B. Stubblefield

cc:	Tom Gurnee

 Xinyuan Real Estate Co. Ltd.

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